EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
November 6, 2013

Citizens, Inc. Reports Third Quarter and Nine Months 2013 Results
Investor Conference Call Scheduled for November 7, 2013, at 11:00 a.m. CST

AUSTIN, TEXAS (November 6, 2013) – Citizens, Inc. (NYSE: CIA) reported results today for the third quarter and nine months ended September 30, 2013.

Rick D. Riley, Vice Chairman and President, said, "Citizens recorded another solid quarter highlighted by continued growth in life insurance segment premium revenues and a higher yield on our fixed maturity securities portfolio. Nine-month operating income continues ahead of the same period in 2012, although third-quarter results are down as compared to the same period in 2012 driven by increased surrender expenses in our life insurance segment and increased death claims in our home service segment. Total premiums rose 1.9% and 3.9% for the three and nine month periods ending September 30, 2013, as compared to the corresponding periods in 2012, with new life segment international insurance sales growth reflecting the market’s continued interest in our endowment products."

Riley added, “New premium revenue drove invested asset growth while the consolidated investment yield improved to 4.10% compared to 3.81% for the full year of 2012. As a result, investment income rose 17.9% and 16.8% for the three and nine month periods ended September 30, 2013, as compared to the corresponding periods in 2012. Book value per share of Class A common stock was $4.95 at September 30, 2013, reflecting interest-rate driven mark-to-market adjustments."

FOR THE PERIODS ENDED SEPTEMBER 30,	Q3 2013	Q3 2012	YTD 2013	YTD 2012
(Unaudited, In thousands, except for per share amounts)
Premiums	$43,747	42,952	128,521	123,644
Net investment income	9,570	8,114	27,224	23,303
Net realized investment gains	30	763	143	1,107
Change in fair value of warrants	—	241	—	314
Total revenue	53,616	52,182	156,770	148,689
Net income applicable to common stock	1,824	2,911	3,987	4,826
Net income per diluted share of Class A common stock	0.03	0.06	0.08	0.10
Diluted weighted average shares of Class A common stock	49,080	49,030	49,080	48,972
Operating income	$1,805	2,174	3,894	3,792

Mr. Riley also observed, “During October, we entered into a purchase agreement with Magnolia Guaranty Life Insurance to acquire the company for $5.2 million. We are conducting our due diligence at this time and expect to close the transaction in the fourth quarter of 2013. Magnolia is a Mississippi company that began writing industrial life insurance policies in Mississippi in 1992. The Company had approximately $8.0 million of assets at December 31, 2012 with approximately $60 million of life insurance in force. Magnolia's 2012 statutory net premiums were approximately $2.1 million and its capital and surplus totaled nearly $2.3 million."

"We are continuing to review acquisition targets and situations as they come to us and we are optimistic about the potential for additional transactions in the current market,” Riley noted. “Driven by our founder’s original vision, Citizens reached $1 billion in assets in 2011, 42 years after the company was formed. Our goal now is to reach $2 billion in assets by the year 2020, one-quarter of the time it took to reach the first billion.”

Reconciliation of Net Income to Operating Income (a non-GAAP measure)

FOR THE PERIODS ENDED SEPTEMBER 30,	Q3 2013	Q3 2012	YTD 2013	YTD 2012
(Unaudited, In thousands)
Net income	$1,824	2,911	3,987	4,826
Items excluded in the calculation of operating income:
Net realized investment gains	(30)	(763)	(143)	(1,107)
Change in fair value of warrants	—	(241)	—	(314)
Pre-tax effect of exclusions	(30)	(1,004)	(143)	(1,421)
Tax effect at 35%	11	267	50	387
Operating income	$1,805	2,174	3,894	3,792

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance and endowments in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through independent marketing consultants, and domestically through independent marketing firms and consultants across the United States.

o
Premiums – Life insurance premium revenues increased for the three and nine months of 2013, due to higher international renewal premiums, as we continue to experience strong persistency.  In addition, new sales decreased 5.9% for the three months primarily due to lower business generated from Venezuela and Colombia, but increased 8.8% for the nine months ended in 2013 compared to 2012. Endowment sales continue to be the preferred product internationally representing approximately 79% of first year premiums in the three months ended September 30, 2013. Top selling products were our endowment to age sixty-five and the twenty-year endowment offerings.

o
Benefits and expenses – Total life insurance benefits and expenses rose in line with premium growth for the three and nine months of 2013 compared to the same period in 2012. Future policy benefit reserves increased as endowment products accumulate higher reserve balances on the front end when compared to whole life products. We are also continuing to recognize the effect of the current low interest rate environment on reserves for policies issued. We have noted higher reported claims for the three months ended in 2013 compared to 2012 but reported claims are lower for the nine months ended compared to the prior year levels which is positively impacting the current year to date earnings. In addition, commission expense increased as first year sales expanded and renewal premium remained strong.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals, primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing employees and independent agents.

o
Premiums – Home service premiums are lower for the three and nine month periods ended in 2013 compared to 2012. We expect full-year 2013 sales levels for this business segment to be in line with the levels reported last year as we do experience some seasonality with premiums trending down in the third quarter.

o
Benefits and expenses – Claims and surrenders increased 1.8% and 4.1% for the three and nine months of 2013. Death claims were higher for the nine months ended September 30, 2013, and last year's nine month results included the release of an incurred but not reported liability for death claims of $0.5 million. Third quarter and nine-month results for 2012 results also reflected $0.5 million in losses related to Hurricane Isaac. In addition, amortization of deferred acquisition costs for this segment rose from last year, as the 2012 results included an adjustment of $0.4 million that lowered amortization costs.

CICA Life Insurance Company of America, Citizens' largest life insurance subsidiary, was named to the 2013 Ward's 50 Top Performing Life-Health Insurance Companies List. Ward Group is a trusted leader of benchmarking and practices services for the insurance industry. Based upon Ward's annual analysis of the life and health industry, CICA Life was recognized for achieving outstanding financial results in the areas of safety, consistency and performance over the eight year period of 2005-2012 according to Ward's recent announcement (available at www.wardinc.com). This was CICA Life's second consecutive year to be named to this prestigious list and Ward's 23rd consecutive year of conducting this independent analysis.

Results for the non-insurance segment have fluctuated over the past several years due to the change in fair value of warrants. This segment represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under GAAP.

INVESTMENTS

t	Invested assets – Total invested assets increased from year-end 2012 as new premium revenues were invested in bonds while policy loans also rose.

o	Fixed maturity securities represented 88.2% of the investment portfolio at September 30, 2013, compared with 87.9% at year-end 2012.

o	Equity security holdings decreased to $53.1 million at September 30, 2013 from $53.7 million at year-end 2012 due to decreases in fair value of equity bond mutual funds as interest rates rose.

o
Cash and cash equivalents represented 4.3% of total cash, cash equivalents and invested assets at September 30, 2013, down from 5.9% at year-end 2012, reflecting the timing of calls of securities owned and of investment and reinvestment of new premium revenues and other available funds.

t
Investment income – Net investment income increased 17.9% and 16.8% for the three and nine months ended September 30, 2013 compared to the same periods in 2012. This is primarily due to an increase in overall invested assets from premium collections received and invested in fixed maturity bonds, and the increase in the overall consolidated portfolio yield by 33 basis points compared to the nine months ended in 2012.  The policy loan asset balance increased by 10.2% in 2013, resulting in an increase in policy loan income, a component of investment income.

o	Yield – Average annualized yield was 4.10% for the nine months of 2013 compared to 3.81% for the full year of 2012.

o	Duration – The average maturity of the fixed income bond portfolio was 12 years with an estimated effective maturity of 7 years as of September 30, 2013.

INVESTOR CONFERENCE CALL

On Thursday, November 7, 2013, Citizens will host a conference call to discuss operating results at 11:00 a.m. Central Standard Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-503-8169 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2012, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended September 30,
	2013		2012
	(Unaudited)
Revenues:
Premiums:
Life insurance		$42,091		41,257
Accident and health insurance		380		414
Property insurance		1,276		1,281
Net investment income		9,570		8,114
Realized investment gains, net		30		763
Decrease in fair value of warrants		—		241
Other income		269		112
Total revenues		53,616		52,182
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		16,763		15,627
Increase in future policy benefit reserves		17,398		16,901
Policyholders' dividends		2,362		2,600
Total insurance benefits paid or provided		36,523		35,128
Commissions		9,940		9,769
Other general expenses		6,163		6,055
Capitalization of deferred policy acquisition costs		(7,067)		(7,547)
Amortization of deferred policy acquisition costs		4,758		4,134
Amortization of cost of customer relationships acquired		681		598
Total benefits and expenses		50,998		48,137
Income before federal income tax		2,618		4,045
Federal income tax expense		794		1,134
Net income		1,824		2,911
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.03		0.06
Basic earnings per share of Class B common stock	0.02		0.03
Diluted earnings per share of Class A common stock	0.03		0.06
Diluted earnings per share of Class B common stock	0.02		0.03
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period		(4,128)		8,542
Reclassification adjustment for gains included in net income		(84)		(708)
Unrealized gains (losses) on available-for-sale securities, net		(4,212)		7,834
Income tax expense (benefit) on unrealized gains (losses) on available-for-sale securities		(1,474)		2,878
Other comprehensive income (loss)		(2,738)		4,956
Comprehensive income (loss)		$(914)		7,867

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Nine Months Ended September 30,
	2013		2012
	(Unaudited)
Revenues:
Premiums:
Life insurance		$123,728		118,608
Accident and health insurance		1,135		1,244
Property insurance		3,658		3,792
Net investment income		27,224		23,303
Realized investment gains, net		143		1,107
Decrease in fair value of warrants		—		314
Other income		882		321
Total revenues		156,770		148,689
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		48,229		46,490
Increase in future policy benefit reserves		52,253		47,793
Policyholders' dividends		6,671		6,755
Total insurance benefits paid or provided		107,153		101,038
Commissions		29,427		28,164
Other general expenses		20,204		19,013
Capitalization of deferred policy acquisition costs		(21,101)		(20,530)
Amortization of deferred policy acquisition costs		13,747		12,693
Amortization of cost of customer relationships acquired		1,819		1,834
Total benefits and expenses		151,249		142,212
Income before federal income tax		5,521		6,477
Federal income tax expense		1,534		1,651
Net income		3,987		4,826
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.08		0.10
Basic earnings per share of Class B common stock	0.04		0.05
Diluted earnings per share of Class A common stock	0.08		0.10
Diluted earnings per share of Class B common stock	0.04		0.05
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period		(29,576)		17,106
Reclassification adjustment for gains included in net income		(188)		(915)
Unrealized gains (losses) on available-for-sale securities, net		(29,764)		16,191
Income tax expense (benefit) on unrealized gains (losses) on available-for-sale securities		(10,400)		5,837
Other comprehensive income (loss)		(19,364)		10,354
Comprehensive income (loss)		$(15,377)		15,180

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	September 30,	December 31,
	2013	2012
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$599,379	604,520
Fixed maturities held-to-maturity, at amortized cost	223,339	187,008
Equity securities available-for-sale, at fair value	53,067	53,741
Mortgage loans on real estate	680	1,509
Policy loans	47,359	42,993
Real estate held for investment	8,477	8,496
Other long-term investments	56	57
Short-term investments	—	2,340
Total investments	932,357	900,664
Cash and cash equivalents	41,687	56,299
Accrued investment income	11,740	10,304
Reinsurance recoverable	4,490	9,651
Deferred policy acquisition costs	143,131	135,569
Cost of customer relationships acquired	23,901	25,116
Goodwill	17,160	17,160
Other intangible assets	858	879
Federal income tax receivable	—	270
Property and equipment, net	6,920	7,383
Due premiums, net	9,994	10,527
Prepaid expenses	875	344
Other assets	1,001	782
Total assets	$1,194,114	1,174,948

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	September 30,	December 31,
	2013	2012
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$812,824	762,319
Annuities	54,178	51,750
Accident and health	1,245	5,491
Dividend accumulations	13,234	11,962
Premiums paid in advance	30,504	27,455
Policy claims payable	8,044	11,015
Other policyholders' funds	8,006	9,440
Total policy liabilities	928,035	879,432
Commissions payable	2,096	2,606
Federal income tax payable	415	—
Deferred federal income tax	4,517	17,301
Payable for securities in process of settlement	1,712	2,358
Other liabilities	9,608	10,143
Total liabilities	946,383	911,840

Stockholders' equity:
Class A, common stock	259,383	259,383
Class B, common stock	3,184	3,184
Accumulated deficit	(13,348)	(17,335)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	9,523	28,887
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	247,731	263,108
Total liabilities and stockholders’ equity	$1,194,114	1,174,948